PRICING SUPPLEMENT NO. 634AS
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-137902
Dated April 27, 2009



Optimization

Barrier Optimization Securities with Partial Protection Linked to the S&P 500® Index

Tactical Market Exposure to Compliment Traditional Investments

Deutsche Bank AG
$5,808,910 Barrier Optimization Securities with Partial Protection linked to the S&P 500® Index due on May 3, 2010

Investment Description

Barrier Optimization Securities (the "**Securities**") are securities issued by Deutsche Bank AG with returns linked to the performance of the S&P 500® Index (the "**Index**"). The Securities are designed to provide exposure to the potential positive performance of the Index, subject to the Return Barrier. If the Index Return is positive and the Index closing level never exceeds the Index Barrier during the Observation Period, at maturity you will receive your initial investment plus the product of your initial investment and the Index Return. If the Index closing level exceeds the Index Barrier on any day during the Observation Period, you will receive your initial investment plus a Conditional Payment of 3.0% of the Face Amount of your Securities. If the Index Return is negative, at maturity you will receive protection for the first 25% decline in the Index, and you will lose 1% of your initial investment for every 1% decline in the Index beyond 25%. Investing in the Securities is subject to significant risks, including potential loss of up to 75% of your initial investment, limited appreciation at maturity and Deutsche Bank AG's credit risk. **The partial principal protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any partial protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Tactical Investment Opportunity:** If you believe the closing level of the Index will never exceed the Index Barrier on any trading day during the Observation Period, the Securities provide an opportunity for exposure to positive Index Returns with reduced exposure to negative Index Returns at maturity. If the closing level of the Index exceeds the Index Barrier on any trading day during the Observation Period, you will receive only a return equal to the Conditional Payment at maturity and will have no exposure to positive or negative Index Returns.

❑ **Partial Protection Feature:** If you hold the Securities to maturity and the Index closing level never exceeds the Index Barrier on any trading day during the Observation Period, your initial investment will be protected from the first 25% decline in the S&P 500® Index and you will have 1-for-1 downside exposure to any negative Index returns below -25%. If the Index closing level exceeds the Index Barrier on any trading day during the Observation Period, at maturity you will be entitled to receive your initial investment plus the Conditional Payment. Any payment due at maturity is subject to the creditworthiness of the Issuer.

Key Dates

Trade Date	April 27, 2009
Settlement Date	April 30, 2009
Final Valuation Date[1]	April 28, 2010
Maturity Date[2]	May 3, 2010
CUSIP	25154K 38 7
ISIN	US25154K3876

[1] Subject to postponement and as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[2] In the event the Final Valuation Date is postponed due to a market disruption event, the Maturity Date will be the third business day after the Final Valuation date as postponed.

Security Offerings

We are offering Barrier Optimization Securities with Partial Protection linked to the performance of the S&P 500® Index (the "Index"). If the Index Return is positive and the Index closing level never closes above the Index Barrier during the Observation Period, at maturity you will receive your initial investment plus the product of your initial investment and the Index Return, If the Index closing level exceeds the Index Barrier on any day during the Observation Period, you will receive your initial investment plus a Conditional Payment of 3.0% of the Face Amount of your Securities. If the Index Return is negative, at maturity you will receive protection only for the first 25% decline in the Index.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, Underlying Supplement No. 1 dated April 24, 2008, product supplement AS dated April 7, 2009 and this pricing supplement. See "Key Risks" on page 4 of this pricing supplement and "Risk Factors" beginning on page 9 in the accompanying product supplement AS for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 and product supplement AS dated April 7, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of the Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the underlying supplement the accompanying prospectus, the prospectus supplement and product supplement AS. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The Securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

Offering of Securities	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Barrier Optimization Securities with Partial Protection linked to the S&P 500® Index			
Per Security	$10.00	$0.125	$9.875
Total	$5,808,910.00	$72,611.38	$5,736,298.62

(1) For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution" on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$5,808,910.00	$324.14

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in underlying supplement No. 1 dated April 24, 2008 and product supplement AS dated April 7, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated April 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312508091316/d424b21.pdf
- Product supplement AS dated April 7, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509074555/d424b21.pdf
- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm
- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if:

- You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Securities, although such appreciation is unlikely to exceed the Index Barrier during the Observation Period.
- You are willing to risk losing up to 75% of your initial investment.
- You are willing to forgo dividends paid on the stocks included in the Index.
- You do not seek current income from this investment.
- You are willing and able to hold the Securities to maturity.
- You are willing to invest in securities for which there may be little or no secondary market.
- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may not be suitable for you if:

- You do not believe the Index will appreciate over the term of the Securities, or you believe the Index will appreciate by more than the Index Barrier during the Observation Period.
- You are unwilling to make an investment that is exposed to the downside performance risk of the Index beyond the Protection Percentage of 25% of your initial investment.
- You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.
- You prefer to receive the dividends paid on any stocks included in the Index.
- You seek current income from this investment.
- You are unable or unwilling to hold the Securities to maturity.
- You seek an investment for which there will be an active secondary market.
- You are not willing or are unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price / Face Amount	$10.00 per Security
Term	1 year
Index	The Securities are linked to the S&P 500® Index (the "**Index**")
Protection Percentage	25% if held to maturity only*
Conditional Payment	3.0% or $0.30 per $10.00 Security
Index Barrier	1,144.78, 133.50% of the Index Starting Level.
Return Barrier	33.50%
Observation Period	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.

Payment at Maturity (per $10.00)	**If the Index closing level does not exceed the Index Barrier on any trading day during the Observation Period, and**
	
	    the Index Return is positive, you will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
	        $10.00 + ($10.00 x Index Return)
	    the Index Return is between 0% and -25%, you will receive a cash payment of $10.00 per $10.00 Security Face Amount.
	    the Index Return is less than -25%, you will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
	$10.00 + ($10.00 x (Index Return +25%))
	
	In this scenario, your payment at maturity per $10.00 Security Face Amount will be reduced by 1% for every 1% by which the Index Return is less than -25%. You may lose up to 75% of your initial investment in the Securities.
	
	    If the Index closing level exceeds the Index Barrier on any day during the Observation Period, you will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
	$10.00 + ($10.00 x Conditional Payment)

Index Return	$\frac{\text{Index Ending Level – Index Starting Level}}{\text{Index Starting Level}}$
Index Starting Level	857.51, the closing level of the Index on the Trade Date.
Index Ending Level	The closing level of the Index on the Final Valuation Date.

The performance of the Securities will depend on the performance of the Index.

* Partial principal protection is provided by Deutsche Bank AG and therefore, is dependent on the ability of Deutsche Bank AG to satisfy obligations when they become due.

Determining Payment at Maturity Per $10.00 Security Face Amount

Determine the Index Return → The percentage change from the Index Starting Level to the Index Ending Level

Did the Index closing level exceed the Index Barrier on any trading day during the Observation Period? — Yes → You will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
$10.00 + ($10.00 x Conditional Payment)

No ↓

Is the Index Return positive? — Yes → You will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
$10.00 + ($10.00 x Index Return)

No ↓

Is the Index Return negative but greater than or equal to -25%? — Yes → You will receive a cash payment of $10.00 per $10.00 Security Face Amount.

No ↓

Is the Index Return negative and less than -25%? — Yes → You will receive a cash payment per $10.00 Security Face Amount, calculated as follows:
$10.00 + ($10.00 x (Index Return +25%))

In this scenario, your payment at maturity per $10.00 Security Face Amount will be reduced by 1% for every 1% by which the Index Return is less than -25%. You may lose up to 75% of your initial investment in the Securities.

3

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The table below illustrates the payment at maturity for a $10.00 Security Face Amount and uses an Index Starting Level of 857.51, an Index Barrier of 1,144.78 (133.50% of the Index Starting Level), and a Conditional Payment of 3.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	The Index Closing Level Never Exceeds the Index Barrier on any Trading Day during the Observation Period		The Index Closing Level Exceeds the Index Barrier on any Trading Day during the Observation Period	
		Payment at Maturity ($)	Return on Security (%)	Payment at Maturity ($)	Return on Security (%)
1,715.02	100.00%	N/A	N/A	$10.30	3.00%
1,500.64	75.00%	N/A	N/A	$10.30	3.00%
1,286.27	50.00%	N/A	N/A	$10.30	3.00%
1,200.51	40.00%	N/A	N/A	$10.30	3.00%
1,144.78	33.50%	$13.35	33.50%	$10.30	3.00%
1,071.89	25.00%	$12.50	25.00%	$10.30	3.00%
986.14	15.00%	$11.50	15.00%	$10.30	3.00%
943.26	10.00%	$11.00	10.00%	$10.30	3.00%
900.39	5.00%	$10.50	5.00%	$10.30	3.00%
857.51	0.00%	$10.00	0.00%	$10.30	3.00%
814.63	-5.00%	$10.00	0.00%	$10.30	3.00%
771.76	-10.00%	$10.00	0.00%	$10.30	3.00%
728.88	-15.00%	$10.00	0.00%	$10.30	3.00%
643.13	-25.00%	$10.00	0.00%	$10.30	3.00%
600.26	-30.00%	$9.50	-5.00%	$10.30	3.00%
514.51	-40.00%	$8.50	-15.00%	$10.30	3.00%
428.76	-50.00%	$7.50	-25.00%	$10.30	3.00%
214.38	-75.00%	$5.00	-50.00%	$10.30	3.00%
0.00	-100.00%	$2.50	-75.00%	$10.30	3.00%

Hypothetical Examples of Payment at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 25% from the Index Starting Level of 857.51 to an Index Ending Level of 1,071.89, and the Index closing level does not exceed the Index Barrier on any trading day during the Observation Period.
Because the Index Return is positive and the Index never closes above the Index Barrier on any trading day during the Observation Period, the final payment at maturity is equal to $12.50 per $10.00 Security Face Amount, representing a total return of 25% on the Securities.

Payment at maturity per $10.00 Security Face Amount = $10.00 + ($10.00 x 25%) = $12.50

Example 2: The level of the Index decreases by 10% from the Index Starting Level of 857.51 to an Index Ending Level of 771.76, and the Index closing level does not exceed the Index Barrier on any trading day during the Observation Period.
Because the Index Return decreases by less than the Protection Percentage of 25%, and the Index never closes above the Index Barrier on any trading day during the Observation Period, the final payment at maturity is equal to $10.00 per $10.00 Security Face Amount.

Example 3: The level of the Index decreases by 40% from the Index Starting Level of 857.51 to an Index Ending Level of 514.51, and the Index closing level does not exceed the Index Barrier on any trading day during the Observation Period.
Because the Index Return decreases by more than the Protection Percentage and the Index never closes above the Index Barrier on any trading day during the Observation Period, the final payment at maturity is equal to $8.50 per $10.00 Security Face Amount, representing a return of -15% on the Securities.

Payment at maturity per $10.00 Security Face Amount = $10.00 + ($10.00 x (-40% + 25%)) = $8.50

Example 4: The level of the Index increases by 25% from the Index Starting Level of 857.51 to an Index Ending Level of 1,071.89, and the Index closing level exceeds the Index Barrier on at least one trading day during the Observation Period.
Because the Index closing level exceeds the Index Barrier on at least one trading day during the Observation Period, you will receive a cash payment at maturity equal to your initial investment plus the Conditional Payment of 3.0%, the final payment at maturity is equal to $10.30 per $10.00 Security Face Amount, representing a return of 3.0% on the Securities.

Payment at maturity per $10.00 Security Face Amount = $10.00 + ($10.00 x 3.0%) = $10.30

Example 5: The level of the Index decreases by 25% from the Index Starting Level of 857.51 to an Index Ending Level of 643.13, and the Index closing level exceeds the Index Barrier on at least one trading day during the Observation Period.
Because the Index closing level exceeds the Index Barrier on at least one trading day during the Observation Period, you will receive a cash payment at maturity equal to your initial investment plus the Conditional Payment of 3.0%, the final payment at maturity is equal to $10.30 per $10.00 Security Face Amount, representing a return of 3.0% on the Securities.

Payment at maturity per $10.00 Security Face Amount = $10.00 + ($10.00 x 3.0%) = $10.30

What are the Tax Consequences of the Securities?

You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the BOS are uncertain, we believe the BOS should be treated as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your BOS, other than pursuant to a sale or exchange, and your gain or loss on the BOS should be long-term capital gain or loss if you have held the BOS for more than one year at that time. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the BOS (e.g., treating a Barrier Event as a "deemed" exchange), the timing and/or character of income on the BOS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the BOS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BOS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BOS.

For a discussion of certain German tax considerations relating to the BOS, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in this Security offering involves significant risks. Some of the risks that apply to an investment in the Securities offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement AS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities offered hereby.

♦ **You may lose up to 75% of your initial investment** – The Securities do not guarantee any return of your initial investment in excess of $2.50 per $10.00 Security Face Amount. If the Index Ending Level is less than the Index Starting Level by more than the Protection Percentage, for every 1% decline in the Index beyond the Protection Percentage, you will lose 1% of your initial investment. The partial protection feature applies only if you hold the Securities to maturity.

♦ **Appreciation Potential is limited by the Return Barrier feature** – If the Index closing level exceeds the Index Barrier on any trading day during the Observation Period, your return on the Securities will be limited to the Conditional Payment.

♦ **Credit of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG may affect the market value of the Securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Protection Percentage or any other amount owed to you under the terms of the Securities.

♦ **No periodic coupon payments, dividend payments or voting rights** – As a holder of the Securities, you will not receive periodic coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of component stocks underlying the Index would have.

♦ **The Securities are not the same as the Index** – Owning the Securities is not the same as owning the stocks composing the Index or a security directly linked to the uncapped performance of the Index.

♦ **Limited liquidity** – The Securities offered hereby will not be listed and there will not be an active secondary trading market. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the initial price to public, and as a result you may suffer substantial losses.

♦ **Price prior to maturity** – The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the composition of the Index; the dividend rate on the stocks composing the Index and changes that affect those stocks and their issuers; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of Deutsche Bank AG.

- **Impact of fees on secondary market prices** – Generally, the price of the Securities in the secondary market is likely to be lower than $10.00 per $10.00 Security Face Amount on the issue date, because the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the Securities.

- **Potential Deutsche Bank AG impact on price** – Trading or transactions by Deutsche Bank AG or its affiliates in the stocks composing the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market value of the stocks composing the Index, the level of the Index, and, therefore, the market value of the offering of the Securities.

- **Potential conflict of interest** – Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks composing the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index Return or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

- **Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG and UBS AG** – Deutsche Bank AG, UBS AG or any of their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities; and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or the stocks included in the Index, and therefore the market value of the Securities.

- **The U.S. Federal Income Tax Consequences of an Investment in the Securities Are Unclear** – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities (e.g., treating a Barrier Event as a "deemed" exchange), the timing and/or character of income thereon might differ materially and adversely from the description herein. In addition, as described above, on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 1 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of April 27, 2009 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (39); Financials (80); Health Care (54); Industrials (58); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (35).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page "SPX <Index> <GO>" or from the S&P website at www.standardandpoors.com.

The graph below illustrates the performance of the S&P 500® Index from April 27, 1999 to April 27, 2009. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.

The S&P 500® Index closing level on April 27, 2009 was 857.51.

The information on the S&P 500® Index provided in this pricing supplement should be read together with the discussion under the heading "The S&P 500® Index" in the underlying supplement No. 1. Information contained in the S&P website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Plan of Distribution

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.125 per $10.00 Security Face Amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See "Underwriting" in the accompanying product supplement.